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                             June 14, 2024

       Tsz Kin Wong
       Chairman of the Board, Executive Director and Chief Executive Officer Powell Max Limited
       22/F., Euro Trade Centre,
       13-14 Connaught Road Central,
       Hong Kong

                                                        Re: Powell Max Limited
                                                            Registration
Statement on Form F-1
                                                            Filed May 31, 2024
                                                            File No. 333-279859

       Dear Tsz Kin Wong:

                                                        We have reviewed your
registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1 filed May 31, 2024

       Capitalization, page 59

   1. Please explain to us how the pro forma as adjusted columns give effect to the sale of the Class A Ordinary
Shares in this offering at the assumed IPO price of $4.00 per share after deducting the
underwriting discounts, non-accountable expense allowance, and estimated offering
expenses payable by you, assuming the underwriters do not and do exercise the
over-allotment option.
       Dilution, page 60

   2.                                                   You disclose in the
second paragraph you will have 1,415,000 Ordinary Shares
                                                        outstanding after
giving effect to the offering. Please reconcile this with the 14,150,000 total Ordinary Shares
to be outstanding after the offering disclosed elsewhere. You also disclose your pro forma
as adjusted net tangible book value at December 31, 2023 would have been $881,172, or
approximately $0.04 per Ordinary Share. Please tell us and
 Tsz Kin Wong
Powell Max Limited
June 14, 2024
Page 2
       disclose the calculations for these amounts. Ensure the accuracy of amounts associated with the over allotment option, $1.00 increase in the offering price and total average price per Ordinary Share in the table on page 61 as well.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Blaise Rhodes at 202-551-3774 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.



                                                             Sincerely,
FirstName LastNameTsz Kin Wong
                                                             Division of
Corporation Finance
Comapany NamePowell Max Limited
                                                             Office of Trade &
Services
June 14, 2024 Page 2
cc:       Virginia Tam
FirstName LastName